Exhibit A
December 12, 2006
Special Committee of the Board of Directors on Strategic Alternatives
Attn: Dominic Laiti, Director
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706
Dear Mr. Laiti:
The purpose of this letter is two-fold. First, I am writing to applaud you and the Board of Directors on the decision to listen to the concerns of your independent investors by inviting two new outside directors to the Board. We believe this is the first step in the right direction in an effort to enhance value for all of Integral Systems, Inc.’s (“Integral”) shareholders.
However, we are still eagerly awaiting your response both to the shareholder proposal submitted to you by Chartwell Capital Investors II, L.P. (“Chartwell”) on November 17, 2006 and to our recapitalization proposal delivered to the Board in November. The actions taken by Integral’s Board in March 2006 to opt-in to Maryland’s anti-takeover statutes and filing the Articles Supplementary served to entrench management and muffle the voice of Integral’s shareholders. Inclusion of Chartwell’s proposal in Integral’s 2007 proxy statement, and serious consideration by the Board of the issues presented therein, are essential to restoring and enhancing Integral’s value to its shareholders.
To assist you in your efforts to analyze potential transactions to enhance value for shareholders, included herein please find our leveraged recapitalization analysis based on our projections. If we are able to review with you more detailed financial information relating to the Company, we may be able to refine the analysis outlined in the attached summary.
We look forward to your prompt reply.
Sincerely,
/s/ William F. Harley III
William F. Harley III
Mellon HBV Alternative Strategies LLC
Attachment

Project Islander November 17, 2006

Key Players Mellon HBV Global Event Driven Fund (GED) 12% Equity Owner Allen & Co. Advisor to GED Mellon HBV Structured Products Group (MSPG) Sophisticated debt investor will look to take a significant position Sagamore Hill Capital LLC Source capital for Company's transaction quickly and efficiently

Current Situation Auction Process Failed Why? Press release issued 10/24/06 - sale negotiations halted Negative Company event for the market (stock traded down 10%) Will raise Shareholder concern despite positive performance Press release issued 11/7/06 Gary A. Prince placed on paid administrative leave Company can overcome failed sale/BoD Issues Alternative to maximize shareholder value Leveraged recapitalization to repurchase stock via straight or dutch tender offer Capitalizes on the Company's strong balance sheet and performance

Why A Repurchase? Working group has "tested the waters" Transaction structure is very attractive in today's capital markets Stock repurchase is clear sign of corporate strength and reflects management's confidence in the Company Straightforward transaction can be executed rapidly A quick move by the Company will convey a reassuring message to the market Success of recent comparable transactions suggest repurchases have delivered shareholder value

Proposed Transaction Company repurchases 5.0 million shares at $30/share Sources & Uses (1) Estimated fees & expenses incorporate sourcing, structuring, legal and administrative expenses Pro forma Capitalization/Credit Metrics

Proposed Transaction cont'd EPS/value accretion Pricing [L+250bps] Estimated closing

Rapid Execution Is Highly Attainable Well-resourced working group can execute transaction quickly Collective depth of market experience Favorable reputations and strong relationships with top-tier financial institutions Several marquee financial institutions ready to provide proposals to underwrite and/or agent the transaction Working group will work to provide the most favorable financing package as measured on Pricing Covenants/Financial flexibility Timing Minimizes execution risk and maximizes benefit to the Company